UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

 REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

July 4, 2007

BHP BILLITON LIMITED

(ABN 49 004 028 077)

(Exact name of Registrant as specified in its charter)

VICTORIA, AUSTRALIA

(Jurisdiction of incorporation or organisation)

180 LONSDALE STREET, MELBOURNE, VICTORIA

3000 AUSTRALIA

(Address of principal executive offices)

BHP BILLITON PLC

(REG. NO. 3196209)

(Exact name of Registrant as specified in its charter)

ENGLAND AND WALES

(Jurisdiction of incorporation or organisation)

NEATHOUSE PLACE, VICTORIA, LONDON,

UNITED KINGDOM

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F: [x] Form 20-F [ ] Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [ ]

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934: [ ] Yes [x] No

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): n/a

4 July 2007
To:	Australian Securities Exchange	cc:	New York Stock Exchange
Swiss Stock Exchange
JSE Limited
	London Stock Exchange		Deutsche Bank UBS Zurich

Final Notification of Interests of Directors and Connected Persons

(Australian Securities Exchange Listing Rules Appendix 3Z)
Name of entities	BHP Billiton Limited	BHP Billiton Plc
	ABN 49 004 028 077	REG NO 3196209

As part of a dual listed company structure, the Group voluntarily notifies all stock exchanges on which either BHP Billiton Limited or BHP Billiton Plc have primary or secondary listings, all those interests of directors and persons discharging managerial responsibilities of both entities in the securities of both entities (and changes to those interests) which are required to be disclosed under the Australian Securities Exchange (ASX) Listing Rules, the Listing Rules and Disclosure and Transparency Rules of the United Kingdom Listing Authority, the Australian Corporations Act, the United Kingdom Companies Acts and the Group's Securities Dealing Code.

This final notification is filed in accordance with the ASX Listing Rules which requires the following information concerning a director to be reported on retirement from that office.

We (the entities) advise the following information under ASX Listing Rule 3.19A.3 and as agent for the director for the purposes of section 205G of the Australian Corporations Act and otherwise in accordance with the foregoing policy.
Name of director	Mr C Lynch
Date of last notice	11 December 2006
Date of cessation as a director	30 June 2007

Part 1 - Director's relevant interests in securities

Included in this Part are:

  in the case of a trust, interests in the trust made available by the responsible entity of the trust;
  details of the circumstance giving rise to the relevant interest; and
  the relevant interests of Connected Persons of the director.
Name of holder and nature of interest	Number and class of securities
Mr C Lynch	19,998 ordinary fully paid shares of BHP Billiton Limited
Kristan Investments Pty Ltd	273,200 ordinary fully paid shares of BHP Billiton Limited

Part 2 - Director's interests in contracts other than as described in Part 3
Detail of contract	-
Nature of interest	-
Name of registered holder (if issued securities)	-
No. and class of securities to which interest relates	-

Part 3 - Director's interests in options or other rights granted by the entities
Date of grant	3 December 2004 5 December 2005 7 December 2006
Period during which or date on which exercisable	August 2009 - August 2014 August 2007 - August 2010 and August 2010 - August 2015 August 2008 - August 2011 and August 2011 - August 2016
Total amount paid (if any) for the grant	Nil
Description of securities involved: class; number	Ordinary fully paid shares of BHP Billiton Limited under the BHP Billiton Long Term Incentive Plan ("LTIP") and Group Incentive Scheme ("GIS")
Exercise price (if fixed at time of grant) or indication that price is to be fixed at time of exercise	Not applicable. Zero priced options.
Total number of securities over which options or other rights held at the date of this notice	675,000 Performance Shares issued under the 2004, 2005 and 2006 LTIP. 76,069 Deferred Shares issued under the 2005 and 2006 GIS.
Any additional information

(1) 43,670 Deferred Shares issued in 2005 will vest in full on 22 August being the first non prohibited date following the end of the holding period which ended 30 June 2007.

(2) 32,399 Deferred Shares issued in 2006 will vest in full on 31 August 2007 when Mr Lynch retires from the BHP Billiton Group.

(3) 382,500 LTIP Performance Shares will lapse on 31 August 2007 when Mr Lynch retires from the BHP Billiton Group. He will retain an interest in 292,500 LTIP Performance Shares which have been pro-rated to reflect his period of employment from the commencement of the relevant performance period to 31 August 2007. The retained Performance Shares will be exercisable subject to the achievement of the LTIP performance hurdles and released at the original vesting date in August 2009, August 2010 and August 2011.

Part 4 - Contact details
Name of authorised officers responsible for making this notification on behalf of the entities	Ms F Smith - BHP Billiton Limited Mrs I Watson - BHP Billiton Plc BHP Billiton Plc
Contact details	Ms F Smith Tel: +61 3 9609 3179 Fax: +61 3 9609 4372 Mrs I Watson Tel: + 44 20 7802 4176 Fax: + 44 20 7802 3054

BHP Billiton Limited ABN 49 004 028 077 Registered in Australia Registered Office: Level 27, 180 Lonsdale Street Melbourne Victoria 3000 Telephone +61 1300 554 757 Facsimile +61 3 9609 3015	BHP Billiton Plc Registration number 3196209 Registered in England and Wales Registered Office: Neathouse Place London SW1V 1BH United Kingdom Telephone +44 20 7802 4000 Facsimile +44 20 7802 4111

                                                                  The BHP Billiton Group is headquartered in Australia

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BHP Billiton Limited and BHP Billiton Plc

Date: 4 July 2007	By:	Karen Wood
	Name:	Karen Wood
	Title:	Group Company Secretary